EXHIBIT 99.83
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                                 OCTOBER 5, 2004

                      ADVANTAGE ENERGY INCOME FUND WEBCAST
                                 OCTOBER 7, 2004

                                  (TSX: AVN.UN)

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Advantage Energy Income Fund is pleased to be a participant in the Scotia
Capital Investing for Income Conference on Thursday, October 7, 2004. Mr. Kelly Drader will be presenting at 10:10 a.m. EDT. The presentation will be available as a live webcast at on our website at www.advantageincome.com and will be archived and available at www.advantageincome.com/present.htm on Friday, October 8, 2004.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com